Athena Bitcoin Global

800 NW 7th Avenue,

Miami, Florida 33136

April 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall, Staff Accountant (202) 551-3105
David Irving, Staff Accountant (202) 551-3321
Irene Paik, Staff Attorney (202) 551-6553
Sandra Hunter Berkheimer at (202) 551-3758

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022
Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2022
Amendment No. 4 to Registration Statement on Form S-1 Filed November 13, 2023
Amendment No. 5 to Registration Statement on Form S-1 Filed January 12, 2024 Amendment No. 6 to Registration Statement on Form S-1 Filed February 11, 2024
File No. 333-262629

Dear Ms. Paik:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated March 10, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No.7 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 6 to Registration Statement on Form S-1 General

Prospectus Summary

Company Summary, Page 12

1.	We note your disclosure at page 13 and throughout the prospectus regarding the modifications to El Salvador’s Bitcoin Law as of January 29, 2025 and that the Government of El Salvador is "stepping back from its involvement in Chivo Wallet." We also note your statement on page 33 that you "do not foresee a negative impact" from this legislative change. Please revise to explain in greater detail your reasons for this assessment. Also, please expand your disclosure to clarify the government's plans with respect to the Chivo Wallet.

RESPONSE:

In response to Staff’s comments, we have revised and expanded our disclosure on pages 13 and 33-35 of the Amendment No. 7 to provide further clarification and detailed explanation of our statements. Specifically, with respect to your comment regarding our disclosure on page 13 under the heading “White Label Services” and throughout our Prospectus, we have added the following statements:

“The government is also stepping back from its involvement in Chivo Wallet, the state-backed digital wallet, by either transferring it to private sector management or terminating the program, as part of the country’s agreement with the International Monetary Fund. We believe this development may open opportunities for private companies (including the Company) to fill any service gaps left by the government’s reduced role. We have assessed the legislative changes and the Chivo transition, and do not foresee a negative impact on our business, in part because our existing ATM operations and customer base in El Salvador are expected to continue without disruption. There is no assurance that our assessment may not change depending on any future legal, political or economic changes in El Salvador.”

United States Securities and Exchange Commission

April 10, 2025

“…six articles of the Bitcoin Law were modified and three others were repealed as of January 29, 2025. Under the new rules, Bitcoin is no longer considered "currency," though it remains "legal tender." Another change makes using Bitcoin entirely voluntary. Previously, the law mandated that businesses accept Bitcoin for any goods or services they provided. Additionally, Bitcoin can no longer be used to pay taxes or settle government debts. These changes are not expected to harm our operations because our Bitcoin ATM services in El Salvador do not depend on mandatory Bitcoin usage; rather, they cater to organic consumer demand. Even under the new voluntary directive, Bitcoin remains legal tender, and we believe demand for Bitcoin transactions will continue to be driven by individuals who choose to use Bitcoin. Our role as an ATM operator for Chivo remains unchanged whereby we continue to manage the Bitcoin ATMs on the government’s behalf under our fixed-fee service arrangement, and this service is unaffected by whether Bitcoin use is voluntary or mandatory.”

With respect to your comment regarding our disclosure on page 33 in the Prospectus, we have added the following statements in “Risk Factors Related to Our Operations in El Salvador” on pages 33-35:

“Six articles of the Bitcoin Law were modified, and three others were repealed as of January 29, 2025. Under the new rules, Bitcoin is no longer considered "currency," though it remains "legal tender." Another change makes using Bitcoin entirely voluntary. Previously, the law mandated that businesses accept Bitcoin for any goods or services they provided. Additionally, Bitcoin can no longer be used to pay taxes or settle government debts. These changes are not expected to harm our operations because our Bitcoin ATM services in El Salvador do not depend on compulsory Bitcoin usage; rather, they cater to organic consumer demand. Even under the new voluntary directive, Bitcoin remains legal tender, and we believe demand for Bitcoin transactions will continue to be driven by individuals who choose to use Bitcoin. Our role as an ATM operator for Chivo remains unchanged whereby we continue to manage the Bitcoin ATMs on the government’s behalf under our fixed-fee service arrangement, and this service is unaffected by whether Bitcoin use is voluntary or mandatory.

The government is also stepping back from its involvement in Chivo Wallet, the state-backed digital wallet, by either transferring it to private sector management or terminating the program, as part of the country’s agreement with the International Monetary Fund. We believe this development may open opportunities for private companies (including the Company) to fill any service gaps left by the government’s reduced role. We have assessed the impact of the legislative changes and the Chivo transition and do not foresee a negative impact on our business, in part because our existing ATM operations and customer base in El Salvador are expected to continue without disruption. There is no assurance that our assessment may not change depending on any future legal, political or economic changes in El Salvador.”

 Please see also our disclosure on page 62 under the heading “White Label Services”, page 95 under the heading “The Business – Expansion of Business Operations in El Salvador” and on page 96 “Business Operations” under the heading in the same section.

Business Strategies, Page 14

2.	In the last paragraph on page 15, you disclose that "[t]he Company has developed and has started rolling out the Athena Bitcoin Affiliates Program which provides Bitcoin ATM operators with a turnkey solution, offering industry-leading software, compliance support, cash management, and marketing services to streamline operations and maximize profitability." Please revise to describe this affiliate program in greater detail, including the material terms thereof and any future milestones.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure in the Amendment No. 7 on pages 15 and 16 to provide the detailed and comprehensive description of the Company’s affiliate program. Specifically, we have added the following statements:

“Also, the Company has developed and has started rolling out the Athena Bitcoin Affiliates Program which provides Bitcoin ATM operators with a turnkey solution, offering industry-leading software, compliance support, cash management, and marketing services to streamline operations and maximize profitability. This turnkey solution is for participating independent Bitcoin ATM operators (“Affiliates”) who will be able to leverage the Company’s established platform and services to manage their own Bitcoin ATMs more efficiently. The material terms of the program include:

United States Securities and Exchange Commission

April 10, 2025

•	Services Offered: Affiliates receive access to our proprietary ATM software platform (including regular updates and maintenance), compliance support (such as anti-money laundering (AML) and “know your customer” (KYC) procedures developed by the Company), cash management guidance (e.g. armored transport coordination and vaulting services), and marketing support to help drive customer traffic to their ATMs.

•	Fee Structure: Affiliates are charged a monthly service fee, or they participate in a revenue share arrangement (a percentage of transaction revenues) with the Company in exchange for the above services. The exact terms may vary by affiliate contract, but generally the Company’s compensation is tied to the affiliate’s transaction volume (revenue-sharing) and/or fixed fees for software licensing and support.

•	Affiliate Obligations: Affiliates retain ownership of their ATMs but are required to adhere to our operational standards and compliance protocols. For example, Affiliates must implement the KYC/AML processes we provide and maintain their machines in accordance with the Company’s guidelines. This ensures a consistent and secure experience across the extended network of ATMs.

•	Future Milestones: The Affiliates Program was launched in late 2024 (pilot phase) and it is expected to be rolled out by mid-year 2025. A near-term milestone is to onboard additional ATM operators in key markets throughout 2025, which we believe will increase transaction volume and expand our brand presence without requiring significant capital expenditure by the Company. Our goal is to have a certain number of affiliate-operated ATMs live by the end of 2025. We also state that the program’s progress will be evaluated by metrics such as the number of affiliate ATMs deployed, and the incremental revenue generated for the Company. No assurances can be made that we will be successful in achieving our goals with respect to future milestones.”

Risk Factors

Our founders, single major shareholder, and director control …, page 52

3.	We note your disclosure that your founders, together with a single major shareholder, beneficially own approximately 70.35% of your outstanding shares of common stock and may continue to control the company for the foreseeable future, including the outcome of matters requiring shareholder approval. Please revise to include comparable disclosure in the prospectus summary.

RESPONSE:

In response to Staff’s comments, we have included comparable disclosure in the Prospectus Summary under the heading “Risk Factors Associated with our Business” on page 17 of the Amendment No. 7 to provide as follows:

“Our founders together with a single major shareholder, beneficially own approximately 70.35% of our outstanding shares of common stock. As a result, such individuals will, for the foreseeable future, have the ability, if acting together, to control the election of our directors and the outcome of corporate actions requiring shareholder approval under Nevada law. This concentration of voting power and control could have a significant effect in delaying, deferring, or preventing an action that might otherwise be beneficial to our other shareholders. See “Management and Certain Security Holders” for further discussion of the Board of Directors’ structure and principal shareholders’ agreements.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

White Label Service, Page 62

4.	We note your disclosure on page 62 that you operate ATMs on behalf of the Government of El Salvador. We also note your disclosure on page 35 that the Government of El Salvador, through Chivo, operates the Chivo digital wallet. To the extent information is reasonably available, please revise to clarify:

• who holds the private keys relating to the crypto assets that are sold to end users from the Chivo ATMs (i.e., the end users' Chivo wallets); and
• how the private keys relating to such crypto assets are held (i.e., hot or cold storage).

United States Securities and Exchange Commission

April 10, 2025

RESPONSE:

In response to Staff’s comments, we have expanded our disclosure in the Amendment No. 7 on page 62 under the heading “White Label Services” in Management Discussion and Results of Operations section to clarify the custody of crypto assets dispensed through the Chivo-branded ATMs, by including the following additional statements to read as follows:

“When a user purchases Bitcoin from a Chivo-branded ATM, the ATM delivers the Bitcoin to the address selected by the user. This may be a Chivo wallet or any other wallet address, including a non-custodial wallet.

•	Holder of Private Keys: If the user chooses to receive the Bitcoin in a Chivo wallet, then the Government of El Salvador (through the Chivo wallet system) retains custody of the private keys associated with that wallet. The Chivo wallet is a custodial wallet, meaning the end user does not have direct access to the private keys. In that scenario, the Government (or its designated Chivo wallet operator) has control over the crypto assets after delivery.

However, users are not required to use a Chivo wallet. If the user inputs a non-custodial wallet address, the Bitcoin is delivered directly to that wallet, and the user retains sole control of the associated private keys. In all cases, regardless of the destination address, the Company never holds or has access to the private keys for Bitcoin purchased by users at the ATMs. Our role is strictly limited to operating the ATM infrastructure and facilitating the transaction; we do not have custody or manage digital assets on behalf of users.

•	Method of Key Storage (Chivo Wallets): For transactions involving delivery to Chivo wallets, whereby the Company is not the custodian and does not have access to the Chivo wallet infrastructure, it is our understanding that the Government of El Salvador uses a combination of hot wallets (for real-time liquidity and immediate delivery) and potentially cold or multi-signature storage for operational security. Because transactions through Chivo ATMs require near-instantaneous delivery, the Chivo system maintains hot wallet liquidity to fulfill those transactions. The Company does not oversee or participate in the management of these storage practices.

The Government of El Salvador has title to the private keys to the crypto assets. However, the Company acts as the custodian for the cash in the ATM machine as well as cash that is in-transit.”

The Business

Athena Bitcoin ATM, page 92

5.	We note your response to prior comment 9 that you have revised your disclosure to indicate, among others, that your hot wallets are maintained by BitGo Trust Company, Inc., a third-party custodial service. However, we are unable to locate responsive disclosure and reissue the comment. Additionally, your disclosure on page 93 that your "hot wallets are maintained by the staff of the Company" and "[t]he Company does not utilize any third-party custodial services for the hot wallets" appears inconsistent with your response. Please clarify throughout the prospectus, as appropriate, whether you self-custody your or your customer's crypto assets and/or utilize a third-party custodian in this regard. Also, please disclose the material terms of any agreement you have with a third-party custodian and file the same as an exhibit to your registration statement, if required by Item 601 of Regulation S-K.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure (Amendment No. 6 – page 93) on page 90 of the Amendment to read as follows:

“Our hot wallets are maintained by BitGo Trust Company, Inc., a regulated third-party custodian, and not by Company personnel. The Company has engaged BitGo Trust Company (a qualified custodian) to secure our digital assets. BitGo Trust provides multi-signature wallet services and secure key management for the Bitcoin that the Company holds for its own account and for facilitating customer transactions. By entrusting this function to BitGo, we add a layer of security and risk mitigation (given BitGo’s expertise and insurance arrangements) beyond what could be achieved with in-house custody.”

United States Securities and Exchange Commission

April 10, 2025

We have revised our disclosure in other sections of the Amendment throughout the prospectus to clarify that the Company is using BitGo Trust Company as its third-party custodian, including the following:

- Risk Factor on page 29: “The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.”

- Risk Factor on page 36: “Bitcoin, and most other crypto assets based on public key cryptography, are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the bitcoin are held.”

We have also added disclosure Risk Factors on page 29 of the Amendment to provide the material terms of the custodial agreement with BitGo Trust Company, which reads as follows:

- - Risk Factor on page 29: “The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

(…) The risk of loss or compromise of private keys related to Bitcoin owned by the Company is mitigated by our use of a third-party custodian, BitGo Trust Company, Inc. (“BitGo”) (a qualified custodian) who has been engaged to secure our digital assets. BitGo manages the private keys for digital wallets holding Bitcoin owned exclusively by the Company (i.e., held for our own account). This means all Bitcoin held as inventory, or held for operational liquidity by the Company, is secured by BitGo, which manages the corresponding private keys on our behalf. If these keys were lost or compromised, BitGo’s protocols, including secure backups and recovery processes, would mitigate this risk.

BitGo Trust provides multi-signature wallet services and secure key management for the Bitcoin that the Company holds for its own account and for facilitating customer transactions. By entrusting this function to BitGo, we add a layer of security and risk mitigation (given BitGo’s expertise and insurance arrangements) beyond what could be achieved with in-house custody.

The Company has a standard service agreement with BitGo Trust Company under which BitGo safeguards the private keys and crypto assets that the Company deposits with it. BitGo’s custodial accounts are segregated and secure, and BitGo carries insurance policies that may cover certain losses (providing an additional layer of protection to the Company). BitGo Trust Company is a qualified custodian regulated by the South Dakota Division of Banking, which provides assurance that our custodied assets are held in a compliant manner.”

The Company’s agreement with BitGo Trust Company has been filed as Exhibit No.10.79 as required by Item 601 of Regulations S-K.

6.	As a related matter, in the last risk factor on page 29, you disclose that, "To the extent that any of the private keys relating to our wallets containing bitcoin held for our own account or our users’ private keys relating to their un-hosted wallets is lost...we or our users will be unable to access the bitcoin held in the related wallet....The risk of this exposure is mitigated through a third-party vendor (BitGo Trust Company, Inc.) who manages the private keys." As applicable, please expand your disclosure to clarify the extent to which your third-party custodian manages the private keys to your wallets containing crypto assets held for your own account, and your users’ private keys relating to their un-hosted wallets, respectively, as your disclosure appears to indicate. Alternatively, please advise or revise to clarify otherwise.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure on pages 28 and 29 (formerly page 29) of the Amendment to read as follows:

“The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

United States Securities and Exchange Commission

April 10, 2025

Bitcoin is generally accessible only by the possessor of the unique private key relating to the digital wallet in which the Bitcoin is held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the Bitcoin held in the applicable wallet. To the extent that any of the private keys relating to our wallets containing Bitcoin held for our own account or our users’ private keys relating to their un-hosted wallets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we or our users will be unable to access the Bitcoin held in the related wallet. Further, we cannot provide assurance that our or our users’ wallets will not be hacked or otherwise compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or any hack or other compromise of, digital wallets used to store our users’ Bitcoin could adversely affect our users’ ability to access or sell their Bitcoin, as well as result in loss of user trust in us. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. However, the Company does not (i) custody Bitcoin purchased by customers, (ii) nor does it manage or have access to private keys belonging to customers' personal (un-hosted) wallets (iii) nor does it hold private keys for users. Customers are solely responsible for their own wallets and private keys. When a customer uses an Athena Bitcoin ATM to purchase Bitcoin, the Bitcoin is directly delivered to a wallet address provided by the user (typically a mobile wallet app). These user wallets are "un-hosted" or self-custodied, meaning the users alone control their private keys.

The risk of loss or compromise of private keys related to Bitcoin owned by the Company is mitigated by our use of a third-party custodian, BitGo Trust Company, Inc. (“BitGo”) (a qualified custodian) who has been engaged to secure our digital assets. BitGo manages the private keys for digital wallets holding Bitcoin owned exclusively by the Company (i.e., held for our own account). This means all Bitcoin held as inventory, or held for operational liquidity by the Company, is secured by BitGo, which manages the corresponding private keys on our behalf. If these keys were lost or compromised, BitGo’s protocols, including secure backups and recovery processes, would mitigate this risk.

BitGo Trust provides multi-signature wallet services and secure key management for the Bitcoin that the Company holds for its own account and for facilitating customer transactions. By entrusting this function to BitGo, we add a layer of security and risk mitigation (given BitGo’s expertise and insurance arrangements) beyond what could be achieved with in-house custody.”

The Company has a standard service agreement with BitGo Trust Company under which BitGo safeguards the private keys and crypto assets that the Company deposits with it. BitGo’s custodial accounts are segregated and secure, and BitGo carries insurance policies that may cover certain losses (providing an additional layer of protection to the Company). BitGo Trust Company is a qualified custodian regulated by the South Dakota Division of Banking, which provides assurance that our custodied assets are held in a compliant manner.

 [emphasis added herein]

7.	We note your disclosure on page 94 that you terminated your agreement with Genesis Coin on September 12, 2024 as part of a confidential settlement agreement and release, and that "certain monetary and technological considerations were afforded between the parties." However, on page 95, you state that you continue to honor bilaterally the terms of the contract in your ongoing business relationship. Please provide clarification on whether you continue to have a working relationship with Genesis Coin and the nature of this relationship. If you do not, please disclose the impact of the termination of your agreement with Genesis Coin. In this regard, we note your now removed risk factor disclosure from page 51 that you "rely on and are dependent on Genesis Coin... in connection with many aspects of [y]our business operations" noting that they manufacture the majority of your Bitcoin ATMs, are responsible for the development of related software systems that provide advanced security protections, and that your main income is generated by the ATMs that you purchase from Genesis Coin.

United States Securities and Exchange Commission

April 10, 2025

RESPONSE:

In response to Staff’s comments, we have revised our disclosure to clarify the Company’s termination of business relationship with Genesis Coin on pages 91 and 92 of the Amendment to read as follows in section “The Business – Athena Bitcoin ATM”.

 “Agreement with Genesis Coin, Inc.

We currently do not have a written contract for purchase and sale of ATMs with Genesis Coin (currently operating under the name “BitcoinATM.com). We have been operating based on our working relationship and the terms of the original purchase and sale contract with Genesis Coin, which we entered into on October 1, 2015 and terminated on September 12, 2024 as part of a confidential settlement agreement and release in a case captioned as Athena Bitcoin, Inc. v. Genesis Coin, Inc., Bitcoin ATM, LLC, ATM OPS, Inc., Kiosk Distributors, Inc., Andrew C. Barnard, Douglas O. Carrillo, and Neil Hernandez at the U.S. District Court for the Northern District of Illinois, Case No. 1:24-cv-5985.

On July 16, 2024, Company, filed a Complaint against Genesis Coin, Inc., Bitcoin ATM, LLC, ATM OPS, Inc., Kiosk Distributors, Inc., Andrew C. Barnard, Douglas O. Carrillo, and Neil Hernandez, for damages for violation of a federal statute and other claims, filed at the U.S. District Court for the Northern District of Illinois (the “Court”). By September 12, 2024, the pertinent parties reached a settlement agreement and release where the complaint and other proceedings that were initiated at other forums were dismissed, and certain monetary and technological considerations were afforded between the parties.

Following the termination of our agreement with Genesis Coin on September 12, 2024, and the execution of the subsequent confidential settlement agreement, the Company no longer maintains any commercial or operational relationship with Genesis Coin. The termination resolved all outstanding obligations between the parties, and as of the date of this filing, we do not engage in any business transactions with Genesis Coin, do not utilize their software in our operations, and do not procure hardware or services from them.

In light of the contract termination, Genesis Coin had previously been a significant vendor, providing a majority of our Bitcoin ATMs and related software systems, the Company has since taken decisive steps to reduce and eliminate its dependency on Genesis Coin. Notably, we have:

•	Successfully deployed our own proprietary ATM software platform which replaced Genesis Coin’s software across our fleet,
•	Transitioned to using other ATM manufacturers and service providers for hardware procurement and support going forward, and
•	Removed all reliance on Genesis Coin for technical support, software updates, or operational collaboration.

We no longer rely on Genesis Coin and that any prior dependencies have been resolved through operational and technological changes made in 2024. The termination of the Genesis Coin relationship has not had a material adverse impact on our operations, as the Company anticipated this development and implemented alternative solutions in advance.”

We have removed the Risk Factor on page 51 of the Amendment No. 6 based on the termination of the business relationship the Company previously had with Genesis Coin, as the Company is no longer dependent on Genesis Coin in its operations, as set forth above.

Athena Plus, page 96

8.	We note your disclosure on page 97 that you "do not transact in any crypto assets except bitcoin, Ethereum, Tether, Litecoin, and BCH." Please revise to reconcile this statement with your disclosures elsewhere throughout the filing that since July 19, 2023, you do not transact in any crypto assets except bitcoin (e.g., at pages 12 and 41).

United States Securities and Exchange Commission

April 10, 2025

RESPONSE:

In response to Staff’s comments, we have revised our disclosure on page 94 of the Amendment in section Business – Athena Plus” read as follows:

“As of the date of this prospectus, we do not transact in any crypto assets except Bitcoin. Prior to July 19, 2023, the Company did facilitate transactions in a variety of crypto assets (Ethereum, Tether, Litecoin, and Bitcoin Cash (BCH), but since July 19, 2023, we do not transact in any crypto asset except Bitcoin. This was a strategic decision to streamline operations and comply with evolving regulatory guidance. We will update this prospectus if we decide to transact in other crypto assets.”

 As well as on the following pages:

Page 13: “Athena Plus

Our Athena Plus service allows us to assist bitcoin buyers and sellers who wish to use their bank accounts. Through Athena Plus, we also generate revenue by selling bitcoin directly to institutional traders, individuals and organizations. These transactions are typically done through the phone for amounts that exceed $10,000 U.S. Dollars. The Company utilizes bitcoin on hand and additional purchases, if necessary, to provide the crypto assets for the transaction. We charge a fee per bitcoin available, equal to the prevailing price at U.S. based exchanges plus a markup.”

Page 41: “Risk Factors – We are subject to an extensive and rapidly evolving regulatory environment, and if a particular crypto asset we transact or transacted in is characterized as a “security”, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

We currently offer only Bitcoin for sale at all our ATM machines. We also operate Athena Plus for private clients and trade customers of the Company. We predominantly buy and sell Bitcoin through our Athena Plus services, but we have also facilitated transactions in other crypto assets. For the year ended December 31, 2024 we had 83 Athena Plus transactions for Bitcoin. For the year ended December 31, 2023, we had 113 and 6 Athena Plus transactions for Bitcoin and Ethereum, respectively. Since July 19, 2023, we do not transact, or make offers to transact with our customers, in any crypto assets except Bitcoin. We will update our disclosure in the prospectus if we decide to transact in other crypto assets.”

Federal Regulation, page 102

9.	We note your response to prior comment 12 and re-issue in part, as the proposed disclosure provided in the response letter is not reflected in the prospectus. Please remove the suggestion that FinCEN has primary authority over dealers in crypto assets and state that you are subject to regulation by FinCEN. Also, please remove your statement that "[t]he CFTC has authority over intermediaries transacting in crypto assets, to the extent those crypto assets are considered commodities and not securities," as this statement is inaccurate.

RESPONSE:

In response to Staff’s comments, we have revised the disclosure in Business section on pages 101-102 to read as follows:

“Federal Regulation”.

The Company is subject to regulation by the United States, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) as a money services business. This regulation was established in 2013 when FinCEN released interpretive guidance to “clarify the applicability of the regulations implementing the Bank Secrecy Act (“BSA”) to person creating, obtaining, distributing, exchanging, accepting, or transmitting virtual currencies” (FIN-2013-G001). Since that time, all businesses that deal in crypto assets in the manner of the Company must register as a Money Service Business (“MSB”) with FinCEN and comply with the requirements of the BSA, the Patriot Act, and other amendments and administrative guidance issued by FinCEN and the Department of the Treasury.

United States Securities and Exchange Commission

April 10, 2025

We are subject to various anti-money laundering and counter-terrorist financing laws, including the BSA in the United States, and similar laws and regulations abroad. In the United States, as a money services business registered with FinCEN, the BSA requires us to among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by Office of Foreign Assets Control (“OFAC”) and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

Athena Bitcoin is registered with FinCEN and has registration number 31000207507771. In addition, Athena Bitcoin has appointed Sam Nazzaro as its Chief Compliance Officer, written and distributed a BSA Compliance Policy, and engages an outside review firm to perform an annual review of its Compliance Policy.

Under the U.S. Commodities Exchange Act of 1936, the Commodity Futures Trading Commission (“CFTC”) has broad enforcement authority to police market manipulation and fraud in spot commodity markets, including the spot crypto markets.

The Securities and Exchange Commission (the “SEC”) has broad regulatory and enforcement authority over intermediaries transacting in crypto assets, to the extent those crypto assets meet the criteria to be considered to constitute securities (see also “Risk Factors”). The SEC continues to view crypto assets related enforcement as a top priority, bringing 46 enforcement actions against various digital asset market participants in 2023 according to Cornerstone Research report released in January 2024.”

Legal Proceedings, page 105

10.	It appears that the dollar damages you cite in this section are denominated in thousands. Please revise to clarify if this is true. In addition, please expand your disclosure regarding the complaint filed by Digital Access on June 21, 2024 to include a description of the factual basis alleged to underlie the proceedings and the relief sought. Refer to Item 103(a) of Regulation S-K.

RESPONSE:

In response to Staff’s comments, we have revised the disclosure to state as set forth below in section “Business – Legal Proceedings” on page 105:

“On June 21, 2024, Digital Access, LLC, a Michigan limited liability company (“Digital Access”) and two additional co-plaintiffs, filed a complaint against Athena Bitcoin, Inc., a Delaware corporation (“ABInc”), before the US District Court for the Eastern District of Michigan (the “Court”). The complaint alleged tortious interference with business relationships and business expectancy, statutory and common law conversions, trespass to chattels and injunctive relief against it. The case has been recently removed to the US District Court for the Northern District of Indiana. The amount claimed against ABInc was not less than $750,000 (Seven Hundred Fifty Thousand Dollars). The case was subsequently settled by the Parties, who entered into a confidential settlement agreement fully resolving all claims asserted in the lawsuit.”

The Staff is advised that the dollar damages in this section are denominated in thousands.

United States Securities and Exchange Commission

April 10, 2025

Note 6. Property and Equipment, page F-23

11.	We note your disclosure on page F-24 that during the second quarter of 2024, you entered into a Development Services Agreement for a software platform to use in connection with the operation of Bitcoin ATMs. In an appropriate section of the prospectus, please disclose the material terms of this agreement, or advise us why such disclosure is not material.

RESPONSE:

In response to Staff’s comments, the Company has provided the disclosure of the material terms of the Development Services Agreement with PSBC, LLC on pages 92 and 93 in section “Business -Technology Development:

“Agreements with PSBC, LLC

On June 19, 2024, Athena Bitcoin, Inc., the Company's wholly owned subsidiary, entered into a Development Services Agreement (“Agreement”) with PSBC, LLC, a Delaware Limited Liability Company (“PSBC”), for a software platform to be used in connection with the operation of Bitcoin ATMs. The Company began using the software platform in June 2024. The payment obligation for the software platform shall be terminated when a fixed sum of payments has been achieved. These payments are based on a percentage of the Bitcoin ATM sales transactions for using the software platform. All payments shall be made in Bitcoin.

PSBC shall, as security for the payments, hold the software platform source code in an escrow account, which shall be released—along with infrastructure access for the software platform—to the Company when PSBC has received a designated metric. All rights, including new technology and intellectual property developed under the Agreement, are transferred to the Company. PSBC certifies independent creation of the software, non-infringement, and compliance with specifications and legal requirements. The Agreement includes customary indemnity clauses, confidentiality obligations, and a defined process for dispute resolution (including arbitration). In addition, the Agreement includes provisions for support services (for 12 months post-pilot) and detailed acceptance testing procedures.

On July 25, 2024, the Company amended the Agreement with PSBC, pursuant to which PSBC released infrastructure access for the software platform to the Company upon receiving a fixed payment amount, which was credited toward the payments for the software platform. The access to the software platform includes build instructions, build scripts, databases, and all other tools or documentation necessary or desirable to create a working software platform from the source code.

Should PSBC fail to provide the services required herein, such that doing so would interrupt the Company’s operations, then the Company would be granted unrestricted use of the source code. The released source code shall be updated on a regular basis and at the direction of the Company.”

The Staff is supplementally advised that we have added proper disclosure in the footnotes to the Exhibit List for Exhibit 10.43 and 10.44 pursuant to our communication with Staff under a separate cover regarding said exhibits. We have also added the disclosure about Litecoin on page 41 of the Amendment No. 7 (“Risk Factors” section) as requested by Staff.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Iwona Alami at (949) 760-6880.

Very truly yours.

By: /s/ Matias Goldenhorn
Chief Executive Officer

cc: Iwona Alami, Esq.